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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 33-76716



(Check one)

|X| Form 10-K and Form 10-KSB            |_| Form 11-K

|_| Form 20-F      |_| Form 10-Q and Form 10-QSB      |_| Form N-SAR

For period ended    DECEMBER 31, 2002
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|_|     Transition Report on Form 10-K and Form 10-KSB

|_|     Transition Report on Form 20-F

|_|     Transition Report on Form 11-K

|_|     Transition Report on Form 10-Q and Form 10-QSB

|_|     Transition Report on Form N-SAR

For the transition period ended
                                ---------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

GENERAL MEDIA, INC.
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Full name of registrant

NONE
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Former name if applicable

11 PENN PLAZA
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Address of principal executive office (STREET AND NUMBER)

NEW YORK, NEW YORK  10001
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City, state and zip code


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                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|  |    (a)     The reasons described in reasonable detail in Part III of this
     |            form could not be eliminated without unreasonable effort or
     |            expense;
     |
|X|  |    (b)     The subject annual report, semi-annual report, transition
     |            report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
     |            portion thereof will be filed on or before the 15th calendar
     |            day following the prescribed due date; or the subject
     |            quarterly report or transition report on Form 10-Q, 10-QSB, or
     |            portion thereof will be filed on or before the fifth calendar
     |            day following the prescribed due date; and
     |
|X|  |    (c)     The accountant's statement or other exhibit required by Rule
     |            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its Form 10-K for the year ended December 31, 2002 by the prescribed due date of March 31, 2002 without unreasonable effort or expense because third party correspondence required to complete the audit process has not been received by its new auditors.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            WILLIAM VAZOULAS               212                702-6000
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                 (Name)                (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           Yes |X|     No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           Yes |X|     No |_|

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended December 31, 2002, the Registrant's net revenue is approximately $54 million, compared to $63 million for the year ended December 31, 2001, a decrease of approximately $9 million.

         The Registrant expects to report net income for the year ended December 31, 2002, which includes non-recurring income, compared to a net loss of $9.9 million for the year ended December 31, 2001, which included $9.6 million of debt restructuring expenses incurred in March 2001 related to the refinancing of the Registrant's Senior Secured Notes.

         However, the Registrant cannot at this time be certain of the net income figure for the year ended December 31, 2002.


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                               GENERAL MEDIA, INC.

                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  MARCH 31, 2003                By   /s/ Robert C. Guccione
                                         -----------------------
                                         Robert C. Guccione
                                         Chairman of the Board, Chief Executive
                                         Officer and Publisher
                                         (Principal Executive Officer)














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